

02004786

SECUR[illegible] [illegible] COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 53346

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 05 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EHRENKRANTZ KING NUSSBAUM, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

595 MADISON AVENUE - 38TH FLOOR
(No. and Street)

NEW YORK (City) N.Y. (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN S. MATTHEWS 212-508-4700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GLASSER & HAIMS, CPA, P.C.
(Name — if individual, state last, first, middle name)

99 WEST HAWTHORNE AVENUE (Address) VALLEY STREAM, N.Y. (City) (State) 11580 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, JOHN S. MATTHEWS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EHRENKRANTZ KING NUSSBAUM, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

IRWIN NUSSBAUM
Notary Public, State of New York
No. 01NU4504738
Qualified in Nassau County
Commission Expires April 30, 2003

Notary Public

Signature

CHAIRMAN
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EHRENKRANTZ KING NUSSBAUM, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

1.	Cash in banks		$ 209,501
2.	Receivables from brokers and dealers		
	A. Clearance accounts	$ 214,098	
	A. Other	1,549,176	1,763,274
10.	Furniture and equipment (net)		209,089
11.	Other assets		
	Advances	$ 113,430	
	Unamortized costs	26,167	
	Management fee receivable	3,213	
	Security deposits	3,028	
	Prepaid taxes	5,300	
	Prepaid expense	1,212	
	Cash on hand	500	
	Sundry loans receivable	2,093	154,943
12.	TOTAL ASSETS		$2,336,807

LIABILITIES AND OWNERSHIP EQUITY

14.	Payables to brokers and dealers	
	A. Clearance account	$ 2,514
17.	Account payable, accrued liabilities, expenses, and other	1,380,746
18.	Notes and mortgages payable	
	A. Unrecurred	234,000
20.	TOTAL LIABILITIES	1,617,260
24.	TOTAL OWNERSHIP EQUITY	719,547
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	$2,336,807

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
ARE AN INTEGRAL PART OF THIS STATEMENT